Exhibit 99.2

EMPLOYMENT AGREEMENT

This Employment Agreement dated as of September 28, 2006 (this “Agreement”) is entered into by and between Energy King, Inc., a California corporation (the “Employer”), and Alan Hardwick (the “Employee”).

1.    Employment. The Employer hereby employs the Employee and the Employee hereby accepts employment with the Employer upon the terms and subject to the conditions set forth herein.

2.    Duties and Responsibilities. The Employee shall initially be employed as a President of the Employer and shall perform the services and functions relating to such position or otherwise reasonably incident to such position. The Employee shall be subject to the direction of the President of the Employer and such other officer or officers of the Employer as the Board of Directors or the President of the Employer may determine. The Employee will devote his best efforts and his full time and attention to the performance of his duties, except for paid time off as permitted by Employer's general policies. The employment relationship between the parties shall be governed by the general employment policies, practices and rules of the Employer, including without limitation the Employer's employee handbook, except that when the terms of this Agreement differ from or are in conflict with the Employer's general employment policies, practices or rules, this Agreement shall control.

3.    Compensation. As compensation for his services under the terms of this Agreement:

(a)    The Employee shall be paid an annual salary of $165,000, payable in accordance with the then-current payroll policies of the Employer (such annual salary is herein referred to as the "Base Salary").

(b)    The Employee may also be selected to participate in certain additional incentive programs pursuant to which the Employee may receive additional compensation (the "Additional Compensation"), payable in accordance with the then-current payroll policies of the Employer with respect to the types of such compensation.

The Employee also shall be entitled to vacation or paid time off and holiday pay in accordance with the policies applicable to the Employer’s exempt salaried employees generally, except that the Employee shall be entitled to 15 days of vacation or paid time off each year.

4.    Term. Subject to earlier termination as provided in this Agreement, the term of the Employee's employment under this Agreement shall be for a term commencing on the date of this Agreement and ending on August 31, 2008, subject to extension thereafter by mutual written agreement of the Employer and the Employee. The period commencing on the date of this Agreement and expiring on the scheduled expiration date of this Agreement (including any extension of such date) is referred to herein as the "Term."

5.    Non-Competition, Non-Solicitation and Confidentiality.

(a)    During the period the Employee is employed by the Employer or any other Buckeye Company (as defined below) and for a period of three (3) years after the Employee ceases to be employed by the Employer or any other Buckeye Company for any reason, whether before or after the expiration of the Term, except that in the case of a termination of employment pursuant to Section 6(e) of this Agreement prior to the date on which the Term is then scheduled to expire, such period shall be extended to the date that is three (3) years following the scheduled expiration of the Term (provided, however, that notwithstanding the foregoing, the provisions in subsections (i) and (ii) of this Section 5(a) shall apply as to any California resident or as to any Territory in California only during the period the Employee is employed by the Employer or any other Buckeye Company (or, in the case of a termination of employment pursuant to Section 6(e) of this Agreement prior to the date on which the Term is then scheduled to expire, through the scheduled expiration of the Term) so long as California law and/or public policy do not permit the restrictions in such subsections to be enforced during the longer time period set forth above), the Employee shall not:

(i)    Directly or indirectly accept employment with, or render any service to or on behalf of, any person, firm or corporation that is engaged in the heating, air conditioning, cooling, ventilation or plumbing businesses or any other business that competes with the Employer or any Related Buckeye Company (as defined below) (a "Competitive Business") anywhere within the Territory (as defined below);

(ii)    Directly or indirectly own, manage, operate, finance or control or participate in the ownership, management, operation, financing or control of, or be connected as a principal, agent, representative, consultant, advisor, investor, owner, partner, financier, manager or joint venturer with, or permit his name to be used by or in connection with, any Competitive Business anywhere in the Territory; provided, however, that the Employee may (A) invest as an investor in the voting securities of any person that is a reporting company under the Securities Exchange Act of 1934, as amended, so long as (1) the aggregate amount of such securities that the Employee owns directly or indirectly is less than two percent (2%) of the total outstanding voting securities of such person, and (2) the Employee has no other affiliation with such person, and (B) own shares of stock of Buckeye Ventures, Inc., a Michigan corporation ("Buckeye");

(iii)    Contact, deal with or in any way solicit any person or entity that at any time during the period of three (3) years before the date of the Employee's termination was a customer of any Related Buckeye Company with which the Employee had actual contact or actual knowledge while in the employ of the Employer or any Related Buckeye Company or which was a customer of the Employer in an effort to (A) cause or induce, or act in a manner that has the effect of causing or inducing, such person or entity to purchase or otherwise obtain the benefit or use of any products or services within the area in which any such Buckeye Company does business or within the Territory that are provided by any Related Buckeye Company or the Employer from a person or entity that is other than a Buckeye Company, or (B) disrupt, damage, impair or interfere with, or act in any manner that has the effect of disrupting, damaging, impairing or interfering with, any existing or potential (1) agreement, (2) arrangement, (3) course of dealing, or (4) negotiations between any Related Buckeye Company and any such person or entity; or

(iv)    Solicit the employment of any person who, at any time within one (1) year before or after the date of the Employee's termination, is employed by the Employer or any Related Buckeye Company, or contact any such person in an effort to or in any manner that suggests that such person should terminate or consider terminating such person’s employment or other relationship with the Employer or with any Related Buckeye Company.

The parties acknowledge that nothing in this Section 5 is intended or shall be deemed to prohibit the Employee after the Employee ceases to be employed or, if later, after the period for which the Employee is paid by the Employer pursuant to Section 6(e)) from providing consulting services to Competitive Businesses which are located and conduct their businesses outside of the Territory; provided such consulting services do not involve solicitations of or contact with customers of any Related Buckeye Company with which the Employee had actual contact or knowledge or solicitations of or contacts with customers of the Employer in violation of the provisions in clause (iii) above or solicitations of or contacts with employees or former employees in violation of clause (iv) above.

The term "Competitive Business" shall include in any event any business that the Employee knows is conducted in any material respect in the Territory by the Employer or any Related Buckeye Company. The Employee acknowledges that the Employer will have a business location at the date hereof in Sacramento, California and that the Employer currently provides, or has or will have the ability to provide goods and services to customers within a fifty (50) mile radius of its current location. The term "Buckeye Company" shall mean the Employer and its direct and indirect affiliates, including without limitation Buckeye and each parent, subsidiary, partnership, limited liability company, joint venturer or other related entity or any other entity directly or indirectly controlled by Buckeye; the term "Related Buckeye Company" shall mean any Buckeye Company where the Employee at any time during his employment by the Employer or any such Buckeye Company has performed significant services or was assigned or had any supervisory, managerial or other operational responsibility; and the term “Territory” shall mean the area that consists of Sacramento, California, a fifty (50) mile radius of Sacramento, California or any other city in which the Employer or any Related Buckeye Company has a business location and fifty (50) mile radius any such business location.

(b)    It is the desire and intent of each of the parties that the provisions of Section 5(a) of this Agreement shall be enforced to the fullest extent permissible under applicable law. Accordingly, if any particular portion of Section 5(a) shall be adjudicated to be invalid or unenforceable, Section 5(a) shall be deemed amended to (i) reform the particular portion to provide for such maximum restrictions as will be valid and enforceable, or if that is not possible, then (ii) delete therefrom the portion thus adjudicated to be invalid or unenforceable.

(c)    During the period during which the Employee is employed by the Employer or by any other Buckeye Company and at all times thereafter (regardless of the reason for termination of employment), the Employee will not divulge or appropriate to his own use or to the use of others any secret, confidential or proprietary information (the "Confidential Information") pertaining to the business of, or acquired from other persons or entities by, the Employer, Buckeye or any other Buckeye Company. Such Confidential Information includes, without limitation, trade secrets; customer lists; customer prospect lists; acquisition target lists; names, addresses, contact persons and other identifying information of customers, prospective customers and acquisition targets; the needs and preferences of customers and prospective customers; knowledge that customers or prospective customers possess or may possess a willingness to use the types of products or services offered by Employer, Buckeye or any other Buckeye Company; business methods, plans and strategies; marketing methods, plans and strategies; financial data; pricing information; other terms (including expiration dates) of customer contracts; and cost information, obtained by the Employee as a consequence of his employment, affiliation, agreements or position with the Employer, Buckeye or any other Buckeye Company. For purposes of this Agreement, Confidential Information does not include any information that is or becomes generally available to and known by the public (other than as a result of an unpermitted disclosure directly or indirectly by the Employee). The Employee will not remove any item of Confidential Information from the premises of any Buckeye Company except as the Employee's duties as an employee shall require or as otherwise authorized by the Employer, and upon any termination of the Employee's employment, the Employee shall immediately return all items (including without limitation all copies thereof) of Confidential Information, whether in printed, computer or other form, as well as all analyses, compilations, studies, reports, manuals, memoranda, notes, correspondence, charts, diagrams, designs, computer programs, sales formats, supplier lists and other documents (including without limitation all copies thereof), whether in printed, computer or other form, prepared by or for the Employee or in the Employee's possession or control that contain or are based in whole or in part upon such information, to Employer, or as otherwise directed by the Employer.

(d)    The Employee acknowledges that Section 5(a) and Section 5(c) of this Agreement are expressly for the benefit of the Employer, that the Employer would be irreparably injured by a violation of Section 5(a) or Section 5(c), and that the Employer would have no adequate remedy at law in the event of such violation. Therefore, the Employee acknowledges and agrees that, in addition to any other remedies available, injunctive relief, specific performance or any other appropriate equitable remedy (without any bond or other security being required) are appropriate remedies to enforce compliance with Section 5(a) and Section 5(c).

(e)    The Employee further acknowledges that the covenants contained in Section 5(a) and Section 5(c) of this Agreement are of the essence of this Agreement, and agrees that the existence of any breach by the Employer of any provision of this Agreement, or the existence of any claim or cause of action of the Employee against the Employer, whether predicated on this Agreement or otherwise, shall not constitute a defense to the enforcement by the Employer of the provisions of Section 5(a) or Section 5(c). Instead, in the event of any breach by Employer of any provision of this Agreement, the Employee's remedy shall be to bring an independent action for breach of contract against the Employer (except in the case of a dispute that is the subject of Section 7, in which case the Employee's remedy is to invoke the dispute resolution mechanism set forth therein).

(f)    THE PROVISIONS OF THIS SECTION 5 SHALL CONTINUE IN EFFECT PURSUANT TO THEIR TERMS, NOTWITHSTANDING THE EXPIRATION OF THE TERM OR ANY OTHER TERMINATION OF THIS AGREEMENT. No restriction contained in any part of this Section 5 is intended or shall be deemed to limit any other provision contained in this Section 5 or any other rights or remedies of the Employer or any other Buckeye Company, whether under this Agreement, any other agreement, or by law or otherwise.

6.    Termination of Employment.

(a)    For Due Cause. Nothing herein shall prevent the Employer from terminating, without prior notice, the Employee for "Due Cause" (as hereinafter defined), in which event the Employee shall be entitled to receive his Base Salary on a pro rata basis to the date of termination and any Additional Compensation that has been awarded to or earned by the Employee but not yet paid. In the event of such termination for Due Cause, all other rights and benefits the Employee may have under any benefit plans or programs of the Employer shall be determined in accordance with the terms and conditions of such plans or programs as if the Employee had voluntarily terminated his employment (e.g., he shall be entitled to any vested amounts under the 401(k) plan and to be paid for any accrued and unpaid vacation through the date of termination). The term "Due Cause" shall mean (i) the Employee has (A) committed a willful serious act, such as fraud, embezzlement or theft, (B) committed any act against the Employer or any other Buckeye Company intending to enrich himself at the expense of the Employer or any Buckeye Company, or (C) made any unauthorized use or disclosure of any trade secret or other confidential information (including any Confidential Information), whether pertaining to the business of the Employer or any Buckeye Company or otherwise, (ii) the Employee has been convicted of a felony or commits an act constituting a felony, (iii) the Employee has engaged in conduct which has caused or could cause material, significant or serious injury, whether monetary or otherwise, to the Employer or any other Buckeye Company, (iv) the Employee, in carrying out his duties hereunder, has been guilty of negligence or willful misconduct, (v) in the good faith determination of the Employer, the Employee’s performance, or the performance of the business operations for which the Employee is responsible, has failed to meet the goals and expectations established by the Employer, provided that such goals and expectations have been communicated to the Employee and the Employee has been provided with a specified period of time, as determined in good faith by the Employer, to achieve or accomplish such goals and expectations and, if the Employee fails to achieve or accomplish such goals and expectations but is diligently attempting to cure such failure, such failure has not been cured within a reasonable period of time not to exceed thirty (30) days after receipt of written notice from the Employer specifying in reasonable detail the nature of the failure, (vi) in the good faith determination of the Employer, the Employee has violated in any material way any of the Employer's rules, policies or procedures (including without limitation those set forth in the Employer's employee handbook or applied to Buckeye Companies generally), or (vii) in the good faith determination of the Employer, the Employee has otherwise materially breached this Agreement (including, without limitation, any failure to perform the duties assigned to him in accordance with this Agreement) and has not remedied such breach within five business days (or such longer period of time not to exceed thirty (30) days if the cure is commenced within five (5) business days, is diligently pursued in good faith and reasonably requires more than five (5) business days to remedy) after receipt of written notice from the Employer specifying in reasonable detail the nature of the breach.

(b)    Due to Death. In the event of the death of the Employee, this Agreement shall terminate on the date of death and the estate of the Employee shall be entitled to receive the Employee's Base Salary (on a pro rata basis) through the end of the month in which he died and any Additional Compensation that has been awarded to or earned by the Employee but not yet paid. In the event of such termination due to death, all other rights and benefits the Employee (or his estate) may have under any benefit plans or programs of the Employer shall be determined in accordance with the terms and conditions of such plans or programs as if the Employee had voluntarily terminated his employment (e.g., his estate shall be entitled to any vested amounts under the 401(k) plan and to be paid for any accrued and unpaid vacation through the date of death).

(c)    Disability. In the event the Employee suffers a "Disability" (as hereinafter defined), this Agreement shall terminate on the date on which the Disability occurs and the Employee shall be entitled to receive his Base Salary (on a pro rata basis) through the end of the month in which his employment is terminated due to the Disability and any Additional Compensation that has been awarded to or earned by the Employee but not yet paid. In the event of such termination due to Disability, all other rights and benefits the Employee may have under any benefit plans or programs of the Employer shall be determined in accordance with the terms and conditions of such plans or programs as if the Employee had voluntarily terminated his employment (e.g., he shall be entitled to any vested amounts under the 401(k) plan and to be paid for any accrued and unpaid vacation through the date of termination). For purposes of this Agreement, "Disability" shall mean the inability or incapacity (by reason of a medically determinable physical or mental impairment) of the Employee to perform the duties and responsibilities related to the job or position with the Employer described in Section 2 of this Agreement for a period that lasts, or that can be reasonably expected to last, more than 180 days. Such inability or incapacity shall be documented to the reasonable satisfaction of the Employer by appropriate correspondence from an independent, qualified registered physician or physicians mutually selected by the Employer and the Employee within twenty (20) days of any request for the selection of a physician or physicians or, if the parties are unable or fail to agree upon a physician or physicians within such twenty (20) day period, selected by the Employer and reasonably acceptable to the Employee, and the Employee agrees to submit to an examination by such physician or physicians for the purpose of making such determination.

(d)    Voluntary Termination. The Employee may voluntarily terminate his employment under this Agreement at any time by providing at least ninety days' prior written notice (or such shorter period as the Employer may elect) to the Employer. In such event, the Employee shall be entitled to receive his Base Salary until the date his employment terminates and any Additional Compensation that has been awarded to or earned by the Employee but not yet paid and all other rights and benefits the Employee may have under any benefit plans or programs of the Employer shall be determined in accordance with the terms and conditions of such plans or programs applicable in the case of employees who voluntarily terminate their employment (e.g., he shall be entitled to any vested amounts under the 401(k) plan and to be paid for any accrued and unpaid vacation through the date of termination).

(e)    Constructive Termination Prior to Expiration of Term.

(i)    If, prior to the expiration of the Term, the Employer:

(A)    terminates the employment of the Employee for any reason other than (1) for Due Cause, (2) as a result of the death of the Employee or (3) because of a Disability;

(B)    decreases the Employee's Base Salary below the level provided for by the terms of Section 3(a) of this Agreement; or

(C)    materially breaches any provision of this Agreement and such breach is not cured by the Employer within fifteen days (or such longer period not to exceed thirty (30) days if the cure is being diligently pursued in good faith and reasonably requires longer than fifteen days to cure) after receipt of written notice from the Employee specifying in reasonable detail the nature of such breach, then such action by the Employer, unless consented to in writing by the Employee, shall be deemed to be a constructive termination by the Employer of the Employee's employment ("Constructive Termination"); provided, however, that except in the case of a termination by the Employer pursuant to clause (A) above, no Constructive Termination shall be deemed to have occurred unless the Employee notifies the Employer of the Employee's election to treat such event as a Constructive Termination within thirty (30) days of the occurrence of such event.

(ii)    In the event of a Constructive Termination:

(A)    the Employee may terminate his employment without being in breach hereof, and the Employee shall be entitled to receive any Additional Compensation that has been awarded to or earned by the Employee but not yet paid and his Base Salary through the balance of the Term, payable in a lump sum (but discounted by a reasonable factor as mutually determined by the Employer and the Employee) or in accordance with the then-current payroll policies of the Employer, at the option of the Employer; and

(B)    all other rights and benefits the Employee may have under any benefit plans or programs of the Employer shall be determined in accordance with the terms and conditions of such plans or programs as if the Employee had voluntarily terminated his employment (e.g., he shall be entitled to any vested amounts under the 401(k) plan and to be paid for any accrued and unpaid vacation through the date of termination).

(iii)    In the event of the death or Disability of the Employee following a Constructive Termination, the amounts set forth in Section 6(e)(ii) of this Agreement shall continue to be owing and shall be paid to the estate of the Employee or to the Employee, as applicable.

7.    Arbitration of Certain Disputes. In the event that the Employer advises the Employee that he is being terminated for Due Cause pursuant to Section 6(a) and the Employee disputes such determination and instead claims that he is being terminated pursuant to Section 6(e), the Employee must notify the Employer of his disagreement regarding the grounds for termination within thirty (30) days following the date of termination. The Employee agrees that if he fails to deliver such notice within such thirty (30) day period, he will lose the right to dispute whether the termination was pursuant to Section 6(e), and he shall be limited to the rights and remedies provided for in Section 6(a). In the event that the Employee notifies the Employer of his disagreement within such thirty (30) day period, the dispute shall be resolved in accordance with the following provisions:

(a)    The Employee shall, within ten (10) days of notifying the Employer of his disagreement, file a demand for arbitration with the American Arbitration Association.

(b)    The dispute shall be resolved by a confidential, binding arbitration pursuant to the National Rules for the Resolution of Employment Disputes of the American Arbitration Association, as modified by the agreement of the parties as set forth below.

(c)    The dispute shall be resolved by a single neutral arbitrator, who shall be selected by agreement of the parties, or selected in accordance with American Arbitration Association procedures if the parties cannot agree.

(d)    The Employer and the Employee agree to engage in expedited discovery (including both document production and depositions) so that each party can obtain disclosure of relevant, non-privileged materials in a manner that will permit the close of discovery, and then the hearing on the merits, to occur within sixty (60) days after the filing of the arbitration demand, unless the parties mutually agree to extend such period.

(e)    The sole issue to be resolved by the arbitrator shall be whether the termination was for Due Cause. If the arbitrator rules that the termination was not for Due Cause, the relief to be ordered by the arbitrator shall be limited to ordering the Employer to comply with the provisions of Section 6(e)(ii).

(f)    Each party shall bear its own expenses (including without limitation the fees and expenses of legal counsel and accountants) in connection with such arbitration and the Employer and the Employee shall each bear one-half of the arbitrator's fees and expenses.

The Employee agrees that, pending the resolution of any dispute described in this Section 7, he shall continue to be bound by the provisions of Section 5 (including Section 5(a)), as if the termination was pursuant to Section 6(a). The Employee further agrees that, following the resolution of any dispute described in this Section 7, he shall continue to be bound by the provisions of Section 5, with the duration of the period provided for in Section 5(a) determined by the outcome of the arbitration.

8.    Withholding. All payments and benefits under this Agreement for which withholding is required under applicable law will be made subject to the required withholding.

9.    Notices. All notices, requests, demands and other communications given under or by reason of this Agreement shall be in writing and shall be deemed given when delivered in person or when mailed, by certified mail (return receipt requested), postage prepaid, addressed as follows (or to such other address as a party may specify by notice pursuant to this provision):

(a)    If to the Employer, addressed to it at:

Energy King, Inc.
1717 Kathleen Ave.
Sacramento, CA 95815
Attn: Board of Directors

with a copy to Buckeye, addressed to it at:

Buckeye Ventures, Inc.
4455 Lamont Street
Suite 3
San Diego, CA 92109
Attn: President

(b)    If to the Employee, addressed to him at:

Alan Hardwick
8828 Koto Dr.
Elk Grove, CA 95624

10.    Controlling Law. The execution, validity, interpretation and performance of this Agreement shall be governed by and construed in accordance with the internal laws (and not the conflicts of law provisions) of the State of California.

11.    Additional Instruments. The Employee and the Employer shall execute and deliver any and all additional instruments and agreements that may be necessary or proper to carry out the purposes of this Agreement. Without limiting the generality of the foregoing, in the event that the Employer so requests, the Employee agrees to sign acknowledge and confirm from time to time his obligations under Section 5.

12.    Entire Agreement; Amendments; Waivers; Termination. This Agreement contains the entire agreement of the Employee and the Employer relating to the matters contained herein and supersedes all prior agreements and understandings, oral or written, between the Employee and the Employer with respect to the subject matter hereof, excluding any existing records of the Employer (or any predecessor of the Employer) relating to the Employee's employment, which records may continue to be considered by the Employer in making any determinations permitted or provided for hereunder. This Agreement is being executed in connection with, and nothing herein is intended to alter, impair or supersede the terms and provisions or rights of the parties under, the Agreement and Plan of Merger dated as of even date herewith among Buckeye, the Employer, EK Acquisition Corp., a Delaware corporation, the Employee and certain other persons (the “Merger Agreement”) or any of the other documents executed in connection therewith, including without limitation the Pledge Agreement or the Promissory Notes (as such terms are defined in the Merger Agreement). This Agreement may be amended, modified or supplemented, but only in writing signed by each of the parties hereto. Any term of this Agreement may be waived only with the written consent of the party sought to be bound, and the waiver by either party to this Agreement of a breach of any provision of the Agreement by the other party shall not operate or be construed as a waiver by such party of any subsequent breach by such other party. Pursuant to certain arrangements entered into in connection with this Agreement, the Employee and certain other individuals have obtained a security interest in the shares of the Employer. In the event as a result of the exercise of the Employee’s and other individuals rights with respect to such security interest, the Employee or such other persons become the owners of all of the shares of stock of the Employer, the provisions in Section 5 shall automatically terminate as they relate to the Employer, but not as they relate to the customers, employees or Confidential Information of any other any other Buckeye Company.

13.    Reformation and Severability. In case any provision of this Agreement shall be invalid, illegal or unenforceable, it shall, to the extent possible, be modified in such manner as to be valid, legal and enforceable but so as to most nearly retain the intent of the parties, and if such modification is not possible, such provision shall be severed from this Agreement, and in either case the validity, legality and enforceability of the remaining provisions of this Agreement shall not in any way be affected or impaired thereby.

14.    Assignments. The Employer may assign this Agreement to any affiliate of Buckeye or the Employer or any person or entity succeeding to all or substantially all of the business interests of Buckeye or the Employer by merger or otherwise. The rights and obligations of the Employee under this Agreement are personal to him, and no such rights, benefits or obligations shall be subject to voluntary or involuntary alienation, assignment or transfer, except as otherwise expressly contemplated in Section 6(b) and Section 6(e)(iii) of this Agreement.

15.    Effect of Agreement. Subject to the provisions of Section 14 of this Agreement with respect to assignments, this Agreement shall be binding upon the Employee and his heirs, executors, administrators, legal representatives and assigns and upon the Employer and its respective successors and assigns, except as otherwise contemplated hereby.

16.    Exercise of Rights and Remedies. The rights and remedies in this Agreement shall not be exclusive, but are intended to be cumulative with all other rights and remedies of the Employer and each other Buckeye Company, whether under this Agreement, any other agreement, law or otherwise. No delay of or omission in the exercise of any right, power or remedy accruing to any party as a result of any breach or default by any other party under this Agreement shall impair any such right, power or remedy, nor shall it be construed as a waiver of or acquiescence in any such breach or default, or of any similar breach or default occurring later.

17.    Execution. This Agreement may be executed in two or more counterparts, each of which shall be deemed an original and all of which together shall constitute but one and the same instrument.

IN WITNESS WHEREOF, the Employee and the Employer have executed this Agreement effective as of the date first above written.

Employer:	Employee:
ENERGY KING, INC.

By: /s/ Larry Weinstein	/s/ Alan Hardwick
Larry Weinstein Treasurer	Alan Hardwick